FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 27 July 2018

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

GlaxoSmithKline plc (the ' Company')

Transaction notification

The Company changed suppliers in respect of Long-Term Incentives administration in May 2018. On 26 July 2018, Ordinary Shares and American Depositary Shares (ADS) held by Executive Directors and Persons Discharging Managerial Responsibilities (PDMRs) in nominee accounts were transferred from the previous administrator to the new administrator.

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms E Walmsley
b)	Position/status	Chief Executive Officer
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Transfer of Ordinary Shares between accounts. No change in beneficial ownership.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	121,966.031

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2018-07-26
f)	Place of the transaction	Off market

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R G Connor
b)	Position/status	President, Global Manufacturing & Supply
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Transfer of Ordinary Shares between accounts. No change in beneficial ownership.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	3,361.333

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2018-07-26
f)	Place of the transaction	Off market

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr L Debruyne
b)	Position/status	President, Global Vaccines
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Transfer of Ordinary Shares between accounts. No change in beneficial ownership.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	88,000.060

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2018-07-26
f)	Place of the transaction	Off market

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr S Dingemans
b)	Position/status	Chief Financial Officer
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Transfer of Ordinary Shares between accounts. No change in beneficial ownership.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	83,440.728

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2018-07-26
f)	Place of the transaction	Off market

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr N Hirons
b)	Position/status	SVP, Global Ethics & Compliance
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Transfer of Ordinary Shares between accounts. No change in beneficial ownership.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	24,588.491

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2018-07-26
f)	Place of the transaction	Off market

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr N Hirons
b)	Position/status	SVP, Global Ethics & Compliance
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Transfer of ADSs between accounts. No change in beneficial ownership.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$0.00	1,528.812

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2018-07-26
f)	Place of the transaction	Off market

Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr B McNamara
b)	Position/status	CEO, GSK Consumer Healthcare
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Transfer of ADSs between accounts. No change in beneficial ownership.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$0.00	36,712.903

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2018-07-26
f)	Place of the transaction	Off market

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D S Redfern
b)	Position/status	Chief Strategy Officer
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Transfer of Ordinary Shares between accounts. No change in beneficial ownership.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	154,521.108

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2018-07-26
f)	Place of the transaction	Off market

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms C Thomas
b)	Position/status	SVP, Human Resources
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Transfer of Ordinary Shares between accounts. No change in beneficial ownership.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	97,974.175

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2018-07-26
f)	Place of the transaction	Off market

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mrs K Thomson
b)	Position/status	PCA of Mr P C Thomson (President, Global Affairs)
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Transfer of Ordinary Shares between accounts. No change in beneficial ownership.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	10,122.428

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2018-07-26
f)	Place of the transaction	Off market

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr P C Thomson
b)	Position/status	President, Global Affairs
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	Transfer of Ordinary Shares between accounts. No change in beneficial ownership.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	16,702.991

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2018-07-26
f)	Place of the transaction	Off market

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D E Troy
b)	Position/status	SVP & General Counsel
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Transfer of ADSs between accounts. No change in beneficial ownership.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$0.00	184,542.810

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2018-07-26
f)	Place of the transaction	Off market

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 27,2018

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc